Exhibit 21

SUBSIDIARIES OF GENEREX BIOTECHNOLOGY CORPORATION

Name	Place of Incorporation

Generex Pharmaceuticals, Inc.	Ontario, Canada

1097346 Ontario Inc.	Ontario, Canada

Generex (Bermuda), Inc.	Bermuda

Antigen Express, Inc.	Delaware, USA

Generex Pharmaceuticals (USA) LLC.	North Carolina, USA

Generex Marketing & Distribution Inc.	Ontario, Canada

Generex Biotechnology BALTIC	Republic of Latvia

All subsidiaries are 100% owned.

To the extent that any of the above-named subsidiaries have commenced business operations, such subsidiaries conduct business only under their respective corporate names except for Antigen Express, Inc., which also does business under the name Generex Oncology and Generex Infectious Diseases.

1097346 Ontario Inc. a Canadian corporation incorporated in Ontario, Canada is a 100% owned subsidiary of Generex Pharmaceuticals, Inc.